Exhibit 3.1

AMENDMENT TO BY-LAWS OF APPLE COMPUTER, INC.

DATED AUGUST 29, 2006

Article II, Section 2.2 of the By-Laws of Apple Computer, Inc. is amended and restated as follows:

Section 2.2:            Number.  The number of directors of the corporation shall be not less than five (5) nor more than nine (9).  The exact number of directors shall be eight (8) until changed within the limits specified above, by a by-law amending this section, duly adopted by the Board of Directors or by the shareholders. The indefinite number of directors may be changed, or a definite number fixed without provision for an indefinite number, by a duly adopted amendment to the Articles of Incorporation or by an amendment to this by-law duly adopted by the vote or written consent of holders of a majority of the outstanding shares entitled to vote; provided, however, that an amendment reducing the fixed number or the minimum number of directors to a number less than five (5) cannot be adopted if the votes cast against its adoption at a meeting of the shareholders, or the shares not consenting in the case of action by written consent, are equal to more than 16-2/3% of the outstanding shares entitled to vote.  No amendment may change the stated maximum number of authorized directors to a number greater than two times the stated minimum number of directors minus one.